U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada  V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__          No __ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

1

AFTON PROJECT UPDATE

Exploration Decline More Than 50% Complete

Ground Conditions Continue to be Very Good

dated April 11, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date: April 11, 2005	By:	“Christopher J. Bradbrook”
Christopher J. Bradbrook, President and Chief Executive Officer

DRC RESOURCES CORPORATION

PRESS RELEASE

 AFTON PROJECT UPDATE

EXPLORATION DECLINE MORE THAN 50% COMPLETE

GROUND CONDITIONS CONTINUE TO BE VERY GOOD

April 11 2005, Vancouver, British Columbia – DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to provide an update on the excellent progress being made at its Afton Copper-Gold Project, near Kamloops, British Columbia, Canada.

Underground Decline Proceeding Well

The main portion of the underground exploration decline has now been completed to a distance of more than 650 metres, which is more than 50% of the planned total.  The exploration decline provides the access required to complete the underground infill drilling necessary to upgrade copper-gold mineral resources into reserves.  In addition to this main portion of the decline, a total of approximately 550 metres of underground excavation are scheduled in order to cross-cut into the main zone of copper-gold mineralization.  The information acquired from this underground work will provide the technical data necessary to complete a bankable feasibility.

Ground Conditions Continue to Be Very Good

The quality of the ground encountered in the decline continues to be very good and the better than anticipated ground conditions have enhanced the progress on the decline.  In addition, DRC is particularly encouraged by the dry conditions and lack of any appreciable water in the decline.  DRC has retained the services of Minefill Services Inc. (Minefill) of Seattle, Washington, USA in order to analyze the ground conditions and to assess the ground support practices being followed by the Company.  In a recently completed report Minefill stated that “geotechnical data collected along the decline indicates rock quality to be better than initially estimated from borehole data.”  Minefill Services Inc. provides specialist technical services in rock mechanics to mining clients worldwide.  Dr. David Stone, P.Eng, the President of Minefill Services, Inc., is an internationally recognized expert in mining/geotechnical engineering with a career that spans 20 years of providing consulting services to mining operations.

Underground Drilling Accelerating

The underground drilling continues to progress well.  To date, five (5) infill holes have been completed on three (3) separate sections.  Currently one diamond drill is operating underground, with a second one scheduled to start-up within a week.  Once two diamond drills are operating, the rate of infill drilling will accelerate appreciably.  The infill drilling is designed to better define the grade and distribution of the copper-gold mineralization and to provide the confidence necessary to convert mineral resources into reserves.  DRC intends to release results as individual sections are completed in order to provide a meaningful comparison of the results of the infill holes to the previous model for the mineralization.

Surface Exploration to Commence

DRC’s recently (6th April, 2005) announced $3 million flow-through financing will help the Company initiate and complete an aggressive surface exploration program on both the Afton and Ajax copper-gold properties which comprise a total of 4,800 hectares (12,000 acres).  The Company is currently negotiating a diamond drill contract for a program of surface drilling.  Potential additional work being considered includes both airborne and surface geophysical surveys.  DRC is excited by the potential for discovery of additional zones of mineralization on both these properties and believes that this surface exploration program is a key component in the Company’s efforts to maximize shareholder value.

In providing this update, President and CEO, Chris Bradbrook stated, “We continue to be extremely encouraged by the progress to date at our Afton copper-gold project.  The underground work is ahead of schedule, the ground conditions continue to exceed our expectations, the underground drilling is proceeding according to plan, and an exciting surface exploration program is about to commence.  Our Vice President of Exploration and Development, Mike Hibbitts, and his team on site are to be congratulated on their efforts on behalf of our shareholders.  We are very excited about the future potential of this project.”

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold (Advanced Scoping Study, February 2004, Behre Dolbear and Company Ltd.).  At current metal prices this mineral resource has an in-situ value in excess of US$3 Billion.  The Company is currently conducting a US$14.5 million feasibility study at the project, to determine the potential economics and capital requirements of developing a new underground Copper-Gold Mine at the site.

A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of US$120 million and (at conservative metal prices of US$0.85 per pound copper, and US$375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of US$0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.

DRC is in excellent financial condition with cash of US$20 million (at year end 2004) and no debt.  The company has only 13.9 million shares outstanding and 15.5 million shares fully diluted.

For further information on DRC Resources and the Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.